UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

PROPOSALS FOR RE-ELECTION OF DIRECTORS,

APPOINTMENT OF AUDITORS,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,

NON-EXEMPT CONNECTED TRANSACTION —

PROPOSED GRANT OF RESTRICTED

SHARE UNITS TO A DIRECTOR

AND

NOTICE OF ANNUAL GENERAL MEETING

Independent Financial Adviser to the

Independent Board Committee and the Independent Shareholders

A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 12 to 13 of this circular. A letter from Gram Capital, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 14 to 22 of this circular.

The Notice convening the AGM to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Friday, 27 June 2014 at 9:00 a.m. is contained in this circular. Shareholders are advised to read the Notice and to complete and return the enclosed form of proxy for use at the AGM in accordance with the instructions printed thereon.

Whether you are able to attend the AGM or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the AGM in person should you wish. Only Shareholders of record on 27 June 2014 are entitled to attend and vote at the AGM.

*                  for identification purpose only

28 May 2014

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2004 Equity Incentive Plan”

the 2004 equity incentive plan adopted by the Company by way of a Shareholders’ resolution on 10 March 2004, as amended and restated on 3 June 2010 but terminated by the Company on 15 November 2013 when the 2014 Equity Incentive Plan took effect

“2004 Stock Option Plan”	the 2004 stock option plan adopted by the Company by way of a Shareholders’ resolution on 16 February 2004 but terminated by the Company on 15 November 2013

“2014 Equity Incentive Plan”

the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with the PRC State Administration of Foreign Exchange, a summary of which is set out in the 2013 Annual Report

“2013 Annual Report”	the annual report of the Company for the year ended 31 December 2013

“ADS(s)”	American depositary share(s) of the Company, each of which represents 50 Ordinary Shares

“AGM”	the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, the PRC on Friday, 27 June 2014 at 9:00 a.m.

“Articles of Association”	the Eleventh Amended and Restated Articles of Association of the Company adopted by special resolution passed at the annual general meeting of the Company held on 2 June 2008

“associates”	has the same meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

“Company”

Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the same meaning as ascribed to it under the Listing Rules

DEFINITIONS

“controlling shareholder(s)”	has the same meaning as ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Gram Capital” or “Independent Financial Adviser”

Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the non-exempt connected transaction relating to the proposed grant of 2,910,836 Restricted Shares Units to Dr. Gao Yonggang, an executive Director, under the 2014 Equity Incentive Plan

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”

an independent committee of the Board comprising all independent non-executive Directors, established to advise the Independent Shareholders in respect of the non-exempt connected transaction relating to the proposed grant of 2,910,836 Restricted Shares Units to Dr. Gao Yonggang, an executive Director, under the 2014 Equity Incentive Plan

“Independent Shareholders”

the Shareholders who are not required under the Listing Rules to abstain from voting at the AGM to approve the non-exempt connected transaction relating to the proposed grant of 2,910,836 Restricted Shares Units to Dr. Gao Yonggang, an executive Director, under the 2014 Equity Incentive Plan

“Issue Mandate”	a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to allot and issue Shares set out as resolution numbered 4 in the Notice

“Latest Practicable Date”	20 May 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Notice”	the notice convening the AGM

“Ordinary Share(s)”	the ordinary share(s) of US$0.0004 each in the share capital of the Company

DEFINITIONS

“PRC”	the People’s Republic of China, for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Preferred Share(s)”	preferred share(s) of US$0.0004 each in the share capital of the Company

“Repurchase Mandate”	a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares set out as resolution numbered 5 in the Notice

“Restricted Share Units”

an unsecured promise of the Company to pay eligible individuals a specific number of Ordinary Shares or ADSs, as applicable, on a specified date pursuant to the 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholder(s)”	holder(s) of Shares

“Shares”

shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the same meaning as ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers issued by the SFC

“United States” or “U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States Dollars, the lawful currency of the United States of America

“%”	per cent.

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

Executive Directors: Zhang Wenyi (Chairman) Tzu-Yin Chiu (Chief Executive Officer) Gao Yonggang (Chief Financial Officer)	Registered Office: P.O. Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands

Non-Executive Directors:
Chen Shanzhi (Alternate: Li Yonghua) Lawrence Juen-Yee Lau (Alternate: Datong Chen) Zhou Jie	Principal Place of Business: 18 Zhangjiang Road PuDong New Area Shanghai 201203
Independent Non-Executive Directors:	People’s Republic of China
William Tudor Brown Sean Maloney Frank Meng Lip-Bu Tan

28 May 2014

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS,

APPOINTMENT OF AUDITORS,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,

AND

NON-EXEMPT CONNECTED TRANSACTION —

PROPOSED GRANT OF RESTRICTED

SHARE UNITS TO A DIRECTOR

INTRODUCTION

The purpose of this circular is to provide you with information on the businesses to be transacted at the AGM in respect of, among other matters, (i) the re-election of Directors; (ii) the proposed appointment of auditors of the Company; (iii) the proposed grant to the Directors of the Issue Mandate and the Repurchase Mandate; and (iv) the proposed grant of 2,910,836 Restricted Share Units to a Director.

*                 for identification purpose only

LETTER FROM THE BOARD

RE-ELECTION OF DIRECTORS

The Board currently consists of four Class I Directors, namely Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown, three Class II Directors, namely, Dr. Chen Shanzhi (Mr. Li Yonghua as his alternate), Mr. Frank Meng and Mr. Lip-Bu Tan and three Class III Directors, namely Professor Lawrence Juen-Yee Lau (Dr. Datong Chen as his alternate), Mr. Zhou Jie and Mr. Sean Maloney.

Three Class I Directors, namely Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu and Dr. Gao Yonggang, shall retire from office at the AGM pursuant to Article 90 of the Articles of Association. Each of Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu and Dr. Gao Yonggang will, being eligible, offer himself for re-election as a Class I Director at the AGM. If re-elected at the AGM, each of them will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election or (b) the date of the 2017 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

One Class I Director, Mr. William Tudor Brown, whose initial appointment as a Director took effect on 8 August 2013, shall retire from office at the AGM pursuant to Article 126 of the Articles of Association. Mr. William Tudor Brown will, being eligible, offer himself for re-election as a Class I Director at the AGM. If re-elected at the AGM, he will hold office for a term ending on the earlier of (a) the end of three years after the date of re-election or (b) the date of the 2017 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

One Class III Director, Mr. Sean Maloney, whose initial appointment as a Director took effect on 15 June 2013, shall retire from office at the AGM pursuant to Article 126 of the Articles of Association. Mr. Sean Maloney will, being eligible, offer himself for re-election as a Class III Director at the AGM. If re-elected at the AGM, he will hold office until the earlier of (a) 14 June 2016 or (b) the date of the 2016 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange.

Details of the above-mentioned retiring Directors proposed to be re-elected at the AGM are set out in Appendix I to this circular.

PROPOSED APPOINTMENT OF AUDITORS

Deloitte Touche Tohmatsu (“Deloitte”), the incumbent auditors of the Company, will retire as auditors of the Company upon expiration of its current term of office at the conclusion of the AGM.

The Board has resolved, with the recommendation from the Audit Committee, to propose the appointment of Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes respectively (the “Proposed Appointment”) at the AGM following the retirement of Deloitte and to hold office from the conclusion of the AGM until the conclusion of the next following annual general meeting of the Company, subject to the approval of the Shareholders at the AGM.

LETTER FROM THE BOARD

Deloitte has been the auditors of the Company since 2001. Consistent with good corporate governance practice, the Board considers that a rotation of auditors will help enhance the independence of the auditors and the effectiveness of the audit services. The Board is of the view that the Proposed Appointment would be in the best interests of the Company and the Shareholders as a whole.

The Company has received a confirmation from Deloitte that there are no matters which Deloitte needs to bring to the attention of the Shareholders in relation to the change of auditors of the Company. The Board has also confirmed that there is no disagreement between Deloitte and the Company, and there are no other matters in respect of the Proposed Appointment that need to be brought to the attention of the Shareholders.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 13 June 2013 (“2013 AGM”), the Shareholders passed resolutions granting general mandates to the Directors to issue and purchase Shares. These general mandates will lapse upon the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

—         an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of passing such resolution (as adjusted in accordance with such resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in such resolution);

—         an ordinary resolution to give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase an amount of Shares, not exceeding 10% of the Company’s issued share capital as at the date of passing such resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in such resolution); and

—         conditional on the passing of the resolutions to grant the Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

As at the Latest Practicable Date, the total number of the Shares in issue was 32,228,587,398. Subject to the passing of resolution no. 4 in relation to the Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 6,445,717,479 Shares, representing 20% of the existing issued share capital of the Company, on the basis that no further Shares will be issued or repurchased prior to the date of the AGM.

LETTER FROM THE BOARD

As at the Latest Practicable Date, there are US$200 million zero coupon convertible bonds due 2018 issued by the Company on 7 November 2013 outstanding, which are convertible into 1,946,817,325 Ordinary Shares under the general mandate granted by the Shareholders to the Directors at the 2013 AGM.

In addition, the Company will complete on a date no later than 30 May 2014 the issue of (i) US$54.6 million zero coupon convertible bonds due 2018, which are convertible into 531,481,129 Ordinary Shares under the specific mandate granted by the Shareholders to the Directors at the extraordinary general meeting of the Company held on 17 February 2014 (“EGM”), to Datang Holdings (Hongkong) Investment Company Limited (“Datang”) pursuant to the subscription agreement entered into by the Company and Datang on 18 December 2013; and (ii) US$32.2 million zero coupon convertible bonds due 2018, which are convertible into 313,437,589 Ordinary Shares under the specific mandate granted by the Shareholders to the Directors at the EGM, to Country Hill Limited (“Country Hill”) pursuant to the subscription agreement entered into by the Company and Country Hill on 18 December 2013.

Save as disclosed above and in the 2013 Annual Report, there were no other outstanding options, warrants and other derivatives and there were no exercise of any outstanding options, warrants and other derivatives during the year ended 31 December 2013 and up to the Latest Practicable Date.

NON-EXEMPT CONNECTED TRANSACTION — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO A DIRECTOR

Proposed grant of Restricted Share Units to a Director

Reference is made to the announcement of the Company dated 18 June 2013 relating to the proposed grant of 2,401,456 Restricted Share Units (the “First Tranche of Awards”) to Dr. Gao Yonggang (“Dr. Gao”) upon his redesignation as an executive Director on 17 June 2013 (“Date of Redesignation”).

At a meeting of the Board held on 28 April 2014, the Board resolved to grant to Dr. Gao the First Tranche of Awards and an additional award of 509,380 Restricted Share Units (the “Second Tranche of Awards”) (collectively, the “Proposed Overall Grant”) under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’ approval at the AGM. Each of these Restricted Share Units to be granted to Dr. Gao represents the right to receive an Ordinary Share on the date it vests. The Proposed Overall Grant is not subject to performance targets and has been approved by the Compensation Committee. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed Overall Grant will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which may amount up to US$1,164.33, being the par value of the maximum number of the Ordinary Shares of US$0.0004 each to be issued pursuant thereto, and the corresponding amount of which is payable upon vesting of the Restricted Share Units). The Restricted Share Units to be granted to Dr. Gao shall vest over a four-year period. 25% of First Tranche of Awards shall vest on each of the first, second, third and fourth anniversaries of the Date of Redesignation whilst 25% of Second Tranche of Awards shall vest on each of the first, second, third and fourth anniversaries of

LETTER FROM THE BOARD

1 March 2014. The Restricted Share Units may be settled in Ordinary Shares or cash or both. Any Ordinary Shares to be issued to Dr. Gao upon the Restricted Share Units being vested and settled will rank pari passu in all respects among themselves and with all the Ordinary Shares in issue from time to time.

As at the Latest Practicable Date, Dr. Gao is interested in a total of 16,753,568 share options, representing approximately 0.052% of the total issued share capital of the Company, granted to him by the Company pursuant to the 2004 Stock Option Plan. Subject to the Independent Shareholders’ approval of the Proposed Overall Grant at the AGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the AGM, the maximum number of Ordinary Shares that may be issued to Dr. Gao in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 2,910,836, representing approximately 0.009% of the total issued share capital of the Company as at the Latest Practicable Date and 0.009% of the enlarged total issued share capital of the Company, under the Proposed Overall Grant; and Dr. Gao’s total interests in the underlying shares of the Company under the 2004 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.061% of the total issued share capital of the Company as at the Latest Practicable Date and 0.061% of the enlarged total issued share capital of the Company.

Based on the closing price of HK$0.64 per Share as quoted on the Stock Exchange on the Latest Practicable Date, the market value of the Restricted Share Units under the Proposed Overall Grant amounts to approximately HK$1,862,935.04.

Reasons for and benefits of the Proposed Overall Grant

The Proposed Overall Grant is part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risks sharing among the Shareholders, the Company and the employees in order to maximize the motivation of the executive Directors and senior management. The Proposed Overall Grant aims to provide sufficient incentives to attract, retain and motivate Dr. Gao to participate in the continuing operation and long-term development of the Company and to recognize Dr. Gao’s contributions to the growth of the Company.

Furthermore, there will not be substantial cash outflow by the Company under the Proposed Overall Grant. In this regard, the Directors (including independent non-executive Directors) consider that the terms of the Proposed Overall Grant are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Specific mandate to issue new Ordinary Shares

The new Ordinary Shares to be issued under the Proposed Overall Grant will be issued under the specific mandate granted to the Directors by the Shareholders at the 2013 AGM for the issue of Shares under the 2014 Equity Incentive Plan. The Listing Committee of the Stock Exchange has previously granted its approval for the listing of, and permission to deal in, Ordinary Shares to be issued under the 2014 Equity Incentive Plan, subject to the fulfillment of all other conditions of the 2014 Equity Incentive Plan. In the context of the grant of Restricted Share Units and issue of Ordinary Shares pursuant thereto under the

LETTER FROM THE BOARD

2014 Equity Incentive Plan to a director as a connected person, the requirements under Chapter 14A of the Listing Rules would be required to be satisfied, including the obtaining of the approval of the Independent Shareholders. The total number of such new Ordinary Shares which may be issued under the 2014 Equity Incentive Plan shall not exceed 801,844,281.

Listing Rules implications

As Dr. Gao is an executive Director and therefore a connected person of the Company, the proposed grant of 2,910,836 Restricted Share Units to Dr. Gao and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitute non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements.

Pursuant to Chapter 14A of the Listing Rules, Dr. Gao and his associates are required to abstain from voting on the resolution at the AGM to approve the Proposed Overall Grant and the transactions contemplated thereunder.

To the best of the Directors’ knowledge, information and belief, Dr. Gao and his associates are not interested in any Ordinary Shares and there are no Shareholders having any material interest in the Proposed Overall Grant and the transactions contemplated thereunder and accordingly no Shareholders are required to abstain from voting at the AGM on the resolution approving the Proposed Overall Grant and the transactions contemplated thereunder under the Listing Rules.

As Dr. Gao has a material interest in the Proposed Overall Grant, he has abstained from voting on the resolution approving the Proposed Overall Grant and any transactions contemplated thereunder at the meeting of the Board. Other than Dr. Gao, no Directors are considered to be interested in the Proposed Overall Grant and therefore none of them has abstained from voting on the relevant Board resolution.

Independent Board Committee and Independent Financial Adviser

The Independent Board Committee comprising Mr. William Tudor Brown, Mr. Sean Maloney, Mr. Frank Meng and Mr. Lip-Bu Tan, all being the independent non-executive Directors, has been formed to advise the Independent Shareholders as to the fairness and reasonableness of the terms of the Proposed Overall Grant. Gram Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that the terms of the Proposed Overall Grant are fair and reasonable and in the interests of the Company so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the AGM to approve the Proposed Overall Grant and the transactions contemplated thereunder.

LETTER FROM THE BOARD

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 12 to 13 of this circular. The letter from Gram Capital to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 22 of this circular.

GENERAL

Your attention is drawn to the general information set out in Appendix III to this circular.

The full text of these (and other) resolutions is set out in the Notice. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix II to this circular.

RECOMMENDATION

The Directors (including independent non-executive Directors) are of the opinion that the proposed resolutions set out in the Notice are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the proposed resolutions.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

ANNUAL GENERAL MEETING

The voting at the AGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in

LETTER FROM THE BOARD

accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a form of proxy will not preclude you from attending and voting at the AGM in person.

For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from 25 June 2014 to 27 June 2014 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712—1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on 24 June 2014. All persons who are registered holders of the Shares on 27 June 2014, the record date for the AGM, will be entitled to attend and vote at the AGM.

MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of inconsistency, the English text of this circular shall prevail over the Chinese text.

By Order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer & Executive Director

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the letter of recommendation, prepared for incorporation in this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

28 May 2014

To the Independent Shareholders

Dear Sir or Madam,

NON-EXEMPT CONNECTED TRANSACTION —

PROPOSED GRANT OF RESTRICTED

SHARE UNITS TO A DIRECTOR

We refer to the circular dated 28 May 2014 (the “Circular”) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the grant of 2,910,836 Restricted Share Units to Dr. Gao Yonggang (“Dr. Gao”), an executive Director, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Gram Capital.

Gram Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the grant of 2,910,836 Restricted Share Units to Dr. Gao are fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote on the relevant resolution. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out on pages 14 to 22 of the Circular.

We consider that the terms of the grant of 2,910,836 Restricted Share Units to Dr. Gao are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution numbered 7 set out in the Notice at the end of the Circular.

*   for identification purpose only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Your attention is also drawn to the letter from the Board set out on pages 4 to 11 of the Circular and the additional information set out in the appendices to the Circular.

Yours faithfully,
Independent Board Committee
William Tudor Brown, Sean Maloney, Frank Meng and Lip-Bu Tan
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Overall Grant (as defined in the Board Letter) for the purpose of inclusion in this circular.

Room 1209, 12/F.
Nan Fung Tower
173 Des Voeux Road Central
Hong Kong

28 May 2014

To: The independent board committee and the independent shareholders of Semiconductor Manufacturing International Corporation

Dear Sirs,

NON-EXEMPT CONNECTED TRANSACTION —

PROPOSED GRANT OF RESTRICTED

SHARE UNITS TO A DIRECTOR

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Overall Grant, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 28 May 2014 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 28 April 2014, the Board resolved to grant the First Tranche of Awards (being 2,401,456 Restricted Share Units) and the Second Tranche of Awards (being 509,380 Restricted Share Units) under the 2014 Equity Incentive Plan to Dr. Gao (as defined in the Board Letter). Each of those Restricted Share Units to be granted to Dr. Gao represents the right to receive an Ordinary Share on the date it vests. The Proposed Overall Grant is not subject to performance targets and has been approved by the Compensation Committee. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed Overall Grant will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which may amount up to US$1,164.33, being the par value of the maximum number of the Ordinary Shares of US$0.0004 each to be issued pursuant thereto, and the corresponding amount of which is payable upon vesting of the Restricted Share Units).

With reference to the Board Letter, the Proposed Overall Grant constitutes a non-exempt connected transaction for the Company under Chapter 14A of the Listing Rules. As such, the Proposed Overall Grant is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

LETTER FROM GRAM CAPITAL

The Independent Board Committee comprising Mr. William Tudor Brown, Mr. Sean Maloney, Mr. Frank Meng and Mr. Lip-Bu Tan (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Proposed Overall Grant are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Proposed Overall Grant is in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Proposed Overall Grant and the transactions contemplated thereunder at the AGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Company. We have assumed that all information and representations that have been provided by the Company, for which the Directors are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Dr. Gao or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Proposed Overall Grant. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we

LETTER FROM GRAM CAPITAL

have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, the sole responsibility of Gram Capital is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Proposed Overall Grant, we have taken into consideration the following principal factors and reasons:

1.                    Background of and reasons for the Proposed Overall Grant

Business overview of the Group

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing with a 300mm joint venture fab that is currently under construction, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service offices in the U.S., Europe, Japan and Taiwan, and a representative office in Hong Kong.

Set out below are the audited consolidated financial results of the Group for the two years ended 31 December 2013 as extracted from the 2013 Annual Report:

	For the	For the
	year ended	year ended
	31 December	31 December	Year on
	2013	2012	year change
	US$’000	US$’000%

Revenue	2,068,964	1,701,598	21.6
Profit from operations	187,087	35,513	426.8
Profit for the year	174,467	22,541	674.0

As depicted by the above table, the Group enjoyed increasing revenue and profitability from 2012 to 2013. As stated in the 2013 Annual Report, the increase in revenue of the Group was primarily due to the successful ramp up of its Shanghai 12-inch fab in 2013 and a significant expansion in its Chinese sales; whereas the substantial jump in the Group’s profitability was primarily due to (i) increase in shipment and high utilisation in 2013; (ii) the successful ramp up of the Shanghai 12-inch fab as aforementioned and the reducing per wafer cost; (iii) the

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increase of fab efficiency and cost saving; (iv) the gain arising from the disposal of part of the living quarters of the Company in Shanghai; and (v) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation, a company which is mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, the PRC.

With reference to the 2013 Annual Report, the Group is excited about upcoming market opportunities. Smart Card IC’s and CMOS image sensor (CIS) using backside illumination (BSI) technology are new products that the Group targets to begin production in the second half of 2014; meanwhile the Group targets to continue the ramp up of 40/45nm production. To support the robust demand for its differentiated technologies, the Group plans to expand its existing 8-inch capacities from 126,000 wafers per month to 135,000 wafers per month. Also, to serve its customers’ demand for 40/45nm, the Group plans to increase the capacity of its Shanghai 12-inch facility from 12,000 12-inch wafers per month to 14,000 12-inch wafers per month in 2014. In the long-run, the Group has confidence in its strategy and capability to capture growth opportunities, especially those in the PRC IC market. The Group plans to continue to work with its new and existing customers to capture opportunities in 2014 and onward.

Information on Dr. Gao

According to Appendix I to the Circular, Dr. Gao was initially appointed as a non-executive Director on 23 June 2009. He has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since 17 June 2013. Dr. Gao has been appointed as the Chief Financial Officer of the Company since 17 February 2014, and he remains as a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party.

Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various organisations, including state-owned enterprises, private companies, joint ventures, and government agencies. Shareholders may refer to Appendix I to the Circular for further details of Dr. Gao.

Upon our further enquiry, we also understand from the Company that Dr. Gao is primarily responsible for (i) developing and monitoring the Group’s financial operation objectives, accounting policies and internal control; (ii) coordinating the relationship between the Group and various government authorities; (iii) developing financial strategies and plans based on actual operating conditions; (iv) coordinating the relationship between the Group and

LETTER FROM GRAM CAPITAL

the Shareholders; and (v) overseeing the establishment and construction of the Company’s comprehensive financial service platform and financial sharing centre. With the foregoing being the case, the Company considers Dr. Gao to be a key personnel for the business and operation of the Group.

Reasons for and possible benefits of the Proposed Overall Grant

With reference to the Board Letter, the Proposed Overall Grant is part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risks sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the executive Directors and senior management. The Proposed Overall Grant aims to provide sufficient incentives to attract, retain and motivate Dr. Gao to participate in the continuing operation and long-term development of the Company and to recognise Dr. Gao’s contributions to the growth of the Company. In addition, there will not be substantial cash outflow by the Company under the Proposed Overall Grant.

For our due diligence purpose, we have requested the Company to provide us with the background and working experience of Dr. Gao and his employment history with the Group, and have interviewed Dr. Gao. Based on the CV and other relevant information provided by the Company and our interview with Dr. Gao regarding his educational background, past working experience (especially those which were relevant to his current job duties), and his responsibility in the Group, we noted that Dr. Gao (i) graduated from Nankai University with a Ph.D. in management and has been involved in a number of key research projects and publications related to financial investment; (ii) has joined the Group since 2009; and (iii) is currently in charge of various executive functions of the Group as just detailed in the sub-section headed “Information on Dr. Gao” of this letter and possesses relevant experience for the business and operation of the Group. Given the above, we concur with the Company that Dr. Gao is a key personnel for the business and operation of the Group. Based on our independent research, we also noted that remuneration package and incentive plan which are similar to the 2014 Equity Incentive Plan are commonly adopted by listed companies engaging in the information technology — semiconductors sector. For the above reasons, we are of the opinion that the Proposed Overall Grant, which aims at providing sufficient incentives to attract, retain and motivate Dr. Gao to participate in the continuing operation and long-term development of the Company and to recognise Dr. Gao’s contributions to the growth of the Company, is justifiable.

We have also obtained information from the Company regarding the estimated total expenses which would be incurred due to the Proposed Overall Grant and we noted that they are relatively minimal and hence we concur with the Directors that the Proposed Overall Grant would not create substantial cash outflow by the Company.

LETTER FROM GRAM CAPITAL

In view of the reasons for and possible benefits of the Proposed Overall Grant as presented above, we concur with the Directors that the Proposed Overall Grant is in the interests of the Company and the Shareholders as a whole.

2.                    Principal terms of the Proposed Overall Grant

The Proposed Overall Grant

On 28 April 2014, the Board resolved to grant the First Tranche of Awards (being 2,401,456 Restricted Share Units) and the Second Tranche of Awards (being 509,380 Restricted Share Units) under the 2014 Equity Incentive Plan to Dr. Gao. Each of those Restricted Share Units to be granted to Dr. Gao represents the right to receive an Ordinary Share on the date it vests. The Proposed Overall Grant is not subject to performance targets and has been approved by the Compensation Committee. In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed Overall Grant will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which may amount up to US$1,164.33, being the par value of the maximum number of the Ordinary Shares of US$0.0004 each to be issued pursuant thereto, and the corresponding amount of which is payable upon vesting of the Restricted Share Units).

The Restricted Share Units may be settled in Ordinary Shares or cash or both. The Restricted Share Units to be granted to Dr. Gao shall vest over a four-year period. 25% of the First Tranche of Awards shall vest on each of the first, second, third and fourth anniversaries of the Date of Redesignation (as defined in the Board Letter) whilst 25% of Second Tranche of Awards shall vest on each of the first, second, third and fourth anniversaries of 1 March 2014. Any Ordinary Shares to be issued to Dr. Gao upon the Restricted Share Units being vested and settled will rank pari passu in all respects among themselves and with all the Ordinary Shares in issue from time to time.

The 2014 Equity Incentive Plan

The 2014 Equity Incentive Plan was approved by the then Shareholders at the 2013 AGM (as defined in the Board Letter). The 2014 Equity Incentive Plan will provide for the grant of awards to the Company’s employees, officers or other service providers located in the PRC, the U.S. or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the 2014 Equity Incentive Plan. Upon registration of the 2014 Equity Incentive Plan with the PRC State Administration of Foreign Exchange on 15 November 2013, the 2014 Equity Incentive Plan has become effective. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan shall not exceed 801,844,281 Ordinary Shares.

LETTER FROM GRAM CAPITAL

Awards issued under the 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Compensation Committee.

A summary of the 2014 Equity Incentive Plan is included in the 2013 Annual Report.

The Restricted Share Units

The right under the Restricted Share Units to Dr. Gao is subject to forfeiture because of termination of employment.

We are of the view that the terms that (i) the awards granted under the 2014 Equity Incentive Plan are not transferable and the right under the Restricted Share Units to Dr. Gao will be forfeited in case of termination of employment; and (ii) the Restricted Share Units granted to Dr. Gao are subject to vesting over a four-year period, are favourable to the Company as the said restrictions would further strengthen the effect of the Proposed Overall Grant as an incentive scheme to attract, retain and motivate Dr. Gao to participate in the continuing operation and long-term development of the Company.

Consideration of the Proposed Overall Grant

As already mentioned, in accordance with the terms of the 2014 Equity Incentive Plan, the Proposed Overall Grant will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands. As advised by the Company, the Restricted Share Units are granted as compensation for service or performance to attract, retain and motivate employees and directors of, and other service providers to, the Company; and to allow them to participate in the growth and profits of the Company.

Based on the closing price of HK$0.64 per Share as quoted on the Stock Exchange on the date of the announcement of the Company on 29 April 2014 with regard to, among other things, the Proposed Overall Grant, the market value of the Restricted Share Units under the Proposed Overall Grant amounted to HK$1,862,935.04 (the “Market Value”).

As referred to in the 2013 Annual Report, the Group (i) generated audited consolidated revenue of approximately US$2,068,964,000 (equivalent to approximately HK$16,034,471,000 based on the exchange rate of US$1 : HK$7.75) and audited consolidated profit of approximately US$174,467,000 (equivalent to approximately HK$1,352,119,250) for the year ended 31 December 2013; and (ii) recorded audited consolidated total equity of approximately US$2,593,182,000 (equivalent to approximately HK$20,097,160,500) as at 31 December 2013. Thus, the Market Value represents only approximately 0.012% of the revenue of the Group and approximately 0.138% of the profit of the Group

LETTER FROM GRAM CAPITAL

for the year ended 31 December 2013, and approximately 0.009% of the total equity of the Group as at 31 December 2013, and is therefore relatively insignificant as compared to the overall financial position of the Group.

In light of the above, we consider that the Proposed Overall Grant at no consideration is acceptable.

Having considered the principal terms of the Proposed Overall Grant as highlighted above, we are of the opinion that the terms of the Proposed Overall Grant are fair and reasonable so far as the Independent Shareholders are concerned.

3.                    Potential dilution of the shareholding interests of the existing public Shareholders

As at the Latest Practicable Date, Dr. Gao was interested in a total of 16,753,568 share options, representing approximately 0.052% of the total issued share capital of the Company, granted to him by the Company pursuant to the 2004 Stock Option Plan. Subject to the Independent Shareholders’ approval of the Proposed Overall Grant at the AGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the AGM, the maximum number of Ordinary Shares that may be issued to Dr. Gao in accordance with and subject to the terms of the 2014 Equity Incentive Plan would be 2,910,836 Ordinary Shares, representing approximately 0.009% of the total issued share capital of the Company as at the Latest Practicable Date and approximately 0.009% of the enlarged total issued share capital of the Company; and Dr. Gao’s total interests in the underlying shares of the Company under the 2004 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.061% of the total issued share capital of the Company as at Latest Practicable Date and 0.061% of the enlarged total issued share capital of the Company.

As indicated above, the change in shareholding of the Company would be minimal as a result of the Proposed Overall Grant. Moreover, taking into account (i) the reasons for and possible benefits of the Proposed Overall Grant; and (ii) the terms of the Proposed Overall Grant being fair and reasonable, we are of the view that the immaterial dilution to the shareholding interests of the existing public Shareholders as a result of the Proposed Overall Grant is acceptable.

LETTER FROM GRAM CAPITAL

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Proposed Overall Grant are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Proposed Overall Grant is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the AGM to approve the Proposed Overall Grant and the transactions contemplated thereunder and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Doris Sing
Director

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following sets out the details of the Directors who shall retire and, being eligible, offer themselves for re-election at the AGM pursuant to the Articles of Association.

Zhang Wenyi, aged 67, Executive Director

Mr. Zhang Wenyi was appointed as a Director on 30 June 2011 and is currently the Chairman of the Board. He is also a director of several subsidiaries of SMIC. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the chairman of the board of directors of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and the chairman of the board of directors of Shanghai Hua Hong NEC Electronics Co., Ltd., Hua Hong Group’s subsidiary, where he successfully transformed its business model into that of a foundry services company. He was also the chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously the general manager of Shaanxi IRICO Color Picture Tube Plant and also the president and general manager of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang is also the honorary chairman of China Semiconductor Industry Association. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference. Mr. Zhang did not hold any directorships in other listed companies in the last three years.

Mr. Zhang entered into a service contract with the Company on 23 September 2011 (as amended on 6 February 2013) for a term commencing from 30 June 2011 until, if re-elected at the first general meeting of the Company after his appointment, immediately prior to the 2014 annual general meeting of the Company unless he ceases to be a Director for any reason pursuant to the Articles of Association or any other applicable law or regulations. Under the above service contract, Mr. Zhang is entitled to (i) an annual cash compensation of RMB1,170,000 which is calculated upon an annual cash compensation of US$180,000 at an exchange rate of RMB6.5 to US$1, (ii) equity awards, which shall be granted as restricted share units (each representing the right to receive one Ordinary Share) (“RSU(s)”) (30%) and share options (70%), for a number of Shares equal to 0.1% of the total outstanding Shares as of the date of grant, and (iii) a monthly housing subsidy of RMB30,000, under his service contract. Any other emoluments of Mr. Zhang are determined by the Compensation Committee in accordance with the Company’s Policy on Directors and Senior Management Remuneration and with reference to the prevailing market conditions. The total amount of Mr. Zhang’s emoluments for the year ended 31 December 2013 is US$665,000 comprising (i) salaries and wages of US$391,000 and (ii) share-based compensation of US$274,000. Mr. Zhang is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

As at the Latest Practicable Date, Mr. Zhang was interested in (i) the share options of the Company exercisable into 21,746,883 Ordinary Shares granted to him by the Company pursuant to the 2004 Stock Option Plan, and (ii) 9,320,093 RSUs granted to him by the Company pursuant to the 2004 Equity Incentive Plan within the meaning of Part XV of the SFO.

Mr. Zhang does not have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Tzu-Yin Chiu, aged 58, Executive Director

Dr. Tzu-Yin Chiu was appointed as an executive Director on 5 August 2011. He is currently the Chief Executive Officer (CEO) of the Company and is also a director of most of the Group’s subsidiaries. Dr. Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as senior director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for the Company. He then served as Senior Vice President and Chief Operating Officer (COO) of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and COO of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an independent director of Actions Semiconductor Co., Ltd. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), Chairman of the board of directors of Semiconductor Manufacturing North China (Beijing) Corporation, a subsidiary of SMIC, as well as Chairman of the board of directors of Brite Semiconductor Corporation which is currently an associated corporation of the Company. Save as disclosed above, Dr. Chiu did not hold any directorships in other listed companies in the last three years. Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Dr. Chiu entered into a service contract with the Company on 5 January 2012 for a term commencing from 5 August 2011 until, if re-elected at the first general meeting of the Company after his appointment, immediately prior to the 2014 annual general meeting of the Company unless he ceases to be a Director for any reason pursuant to the Articles of

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

Association or any other applicable law or regulations. Dr. Chiu is entitled to the compensation package as set out in the employment contract entered into between the Company and him. Dr. Chiu’s emoluments are determined by the Compensation Committee in accordance with the Company’s Policy on Directors and Senior Management Remuneration and with reference to the prevailing market conditions. The total amount of Dr. Chiu’s emoluments for the year ended 31 December 2013 is US$1,864,000 comprising (i) salaries and wages of US$963,000 and (ii) share-based compensation of US$901,000. Dr. Chiu is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Chiu was interested in (i) 26,119,852 Ordinary Shares, (ii) the share options of the Company exercisable into 86,987,535 Ordinary Shares granted to him by the Company pursuant to the 2004 Stock Option Plan, and (iii) 18,640,186 RSUs granted to him by the Company pursuant to the 2004 Equity Incentive Plan within the meaning of Part XV of the SFO.

Dr. Chiu does not have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Gao Yonggang, aged 49, Executive Director

Dr. Gao Yonggang was initially appointed as a non-executive Director on 23 June 2009. He has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014. Dr. Gao remains as a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology& Industry Holdings Co., Ltd. (“Datang Telecom”). Dr. Gao is a standing committee member of Accounting Society of China. Save as disclosed above, Dr. Gao did not hold any directorships in other listed companies in the last three years. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

Dr. Gao entered into the existing service contract with the Company on 4 July 2013 for a term commencing from 29 June 2011 until immediately prior to the 2014 annual general meeting of the Company unless he ceases to be a Director for any reason pursuant to the Articles of Association or any other applicable law or regulations. Dr. Gao is entitled to the compensation package as set out in the employment contract entered into between Semiconductor Manufacturing International (Shanghai) Corporation, a wholly-owned subsidiary of the Company, and him with effect from 17 June 2013. Dr. Gao’s emoluments are determined by the Compensation Committee in accordance with the Company’s Policy on Directors and Senior Management Remuneration and with reference to the prevailing market conditions. The total amount of Dr. Gao’s emoluments for the year ended 31 December 2013 is US$243,000 comprising (i) salaries and wages of US$142,000 and (ii) share-based compensation of US$101,000. Dr. Gao is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Dr. Gao was interested in the share options of the Company exercisable into 16,753,568 Ordinary Shares granted to him by the Company pursuant to the 2004 Stock Option Plan within the meaning of Part XV of the SFO.

Save for the facts that (i) Dr. Gao was nominated as a Director by Datang Telecom, a substantial shareholder of the Company, and (ii) until May 2013, Dr. Gao was a director and the senior vice president of Datang Telecom, Dr. Gao is not otherwise connected with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Sean Maloney, aged 57, Independent Non-Executive Director

Mr. Sean Maloney was appointed by the Directors as an independent non-executive Director on 15 June 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of that company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing its strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company. Save as disclosed above, Mr. Maloney did not hold any directorships in other listed companies in the last three years.

Mr. Maloney was appointed by the Directors as an independent non-executive Director for a term commencing from 15 June 2013 pursuant to Article 126 of the Articles of Associate. If re-elected at the first annual general meeting of the Company after his

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

appointment (i.e. the AGM), he shall serve as an independent non-executive Director for a term ending on the earlier of (a) 14 June 2016 or (b) the date of the 2016 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange, unless he ceases to be a Director for any reason pursuant to the Articles of Association or any other applicable law or regulations. Mr. Maloney is entitled to (i) an annual cash compensation of US$50,000, and (ii) equity awards, which shall be granted as share options to subscribe for such number of Shares equal to 0.014% of the total outstanding Shares as of the date of grant. Mr. Maloney’s emoluments are determined by the Board in accordance with the Company’s Policy on Directors and Senior Management Remuneration and with reference to the recommendation of the Compensation Committee and the prevailing market conditions. The total amount of Mr. Maloney’s emoluments for the year ended 31 December 2013 is US$92,000 comprising (i) salaries and wages of US$27,000 and (ii) share-based compensation of US$65,000. Mr. Maloney is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Maloney was interested in the share options of the Company exercisable into 4,490,377 Ordinary Shares granted to him by the Company pursuant to the 2004 Stock Option Plan within the meaning of Part XV of the SFO.

Mr. Maloney does not have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

William Tudor Brown, aged 55, Independent Non-Executive Director

Mr. William Tudor Brown was appointed by the Directors as an independent non-executive Director on 8 August 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to Feb 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He currently sits on the advisory board of Annapurna Labs. Currently Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited)

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE
RE-ELECTED AT THE ANNUAL GENERAL MEETING

and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology. Save as disclosed above, Mr. Brown did not hold any directorships in other listed companies in the last three years.

Mr. Brown was appointed by the Directors as an independent non-executive Director for a term commencing from 8 August 2013 pursuant to Article 126 of the Articles of Association. If re-elected at the first annual general meeting of the Company after his appointment (i.e. the AGM), he shall serve as an independent non-executive Director for a term ending on the earlier of (a) the end of three years after the date of re-election or (b) the date of the 2017 annual general meeting of the Company, subject to the provisions of the Articles of Association and any other applicable law, regulations or rules of stock exchange, unless he ceases to be a Director for any reason pursuant to the Articles of Association or any other applicable law or regulations. Mr. Brown is entitled to (i) an annual cash compensation of US$45,000, and (ii) equity awards, which shall be granted as share options to subscribe for such number of Shares equal to 0.014% of the total outstanding Shares as of the date of grant. Mr. Brown’s emoluments are determined by the Board in accordance with the Company’s Policy on Directors and Senior Management Remuneration and with reference to the recommendation of the Compensation Committee and the prevailing market conditions. The total amount of Mr. Brown’s emoluments for the year ended 31 December 2013 is US$63,000 comprising (i) salaries and wages of US$18,000 and (ii) share-based compensation of US$45,000. Mr. Brown is subject to retirement by rotation at least once every three years in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Brown was interested in the share options of the Company exercisable into 4,492,297 Ordinary Shares granted to him by the Company pursuant to the 2004 Stock Option Plan within the meaning of Part XV of the SFO.

Mr. Brown does not have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Save as disclosed above, there are no information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules (particularly in relation to subparagraphs (h) to (v) therein) nor are there any other matters that need to be brought to the attention of the Shareholders in respect of each of the above Directors.

APPENDIX II	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

This is an explanatory statement given to all Shareholders relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by the Shareholders at the AGM authorizing the Repurchase Mandate.

LISTING RULES RELATING TO REPURCHASE OF SHARES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of its own shares by a company with its primary listing on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate to its directors to make such repurchases or by specific approval in relation to specific transactions and that the shares to be repurchased must be fully paid up.

SHARE CAPITAL

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the Resolution. As at the Latest Practicable Date, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Ordinary Shares, each with a par value of US$0.0004 and 5,000,000,000 Preferred Shares, each with a par value of US$0.0004 and the issued share capital of the Company is approximately US$12,891,435 comprising 32,228,587,398 Ordinary Shares in issue. Subject to the passing of the Resolution at the AGM and on the basis that no new Ordinary Shares will be issued or repurchased up to the date of passing the Resolution, the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 3,222,858,739 Shares (being 10% of the Ordinary Shares in issue) during the period in which the Repurchase Mandate remains in force.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

FUNDING FOR REPURCHASES

Any repurchase of securities of the Company would be made out of funds legally available for such purpose in accordance with the Articles of Association, the applicable laws and regulations of the Cayman Islands and the Listing Rules.

GENERAL

There might be a material adverse impact on the working capital or gearing position of the Company as disclosed in the audited financial statements of the Company for the year ended 31 December 2013 in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

APPENDIX II	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest prices at which the Shares have been traded on the Stock Exchange were as follows:

	Highest	Lowest
	(HK$)	(HK$)

2013
May	$0.730	$0.550
June	$0.680	$0.500
July	$0.670	$0.550
August	$0.640	$0.520
September	$0.590	$0.510
October	$0.640	$0.530
November	$0.640	$0.540
December	$0.650	$0.580

2014
January	$0.850	$0.600
February	$0.880	$0.610
March	$0.690	$0.570
April	$0.670	$0.570
May (up to the Latest Practicable Date)	$0.640	$0.600

EFFECT OF THE TAKEOVERS CODE

If on exercise of the powers of repurchase pursuant to the Repurchase Mandate, the proportionate interest in the voting rights of the Company of a Shareholder increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to, or can be ascertained after reasonable enquiry by the Directors, Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company, was interested in 6,116,138,341 Ordinary Shares, representing approximately 18.98% of the issued share capital of the Company; and China Investment Corporation (“CIC”), a substantial shareholder of the Company, was interested in 3,605,890,530 Ordinary Shares, representing approximately 11.19% of the issued share capital of the Company.

APPENDIX II	EXPLANATORY STATEMENT ON REPURCHASE MANDATE

Based on such interests and assuming that no further Shares are issued or repurchased prior to the date of the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interests of Datang Telecom and CIC will be increased to approximately 21.09% and 12.43% of the issued share capital of the Company, respectively. The Directors are not aware of the consequences of any increase in the voting rights of any existing Shareholder resulting from an exercise in full by the Directors of the power to repurchase securities of the Company under the proposed Repurchase Mandate that will result in such person becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, approximately 69.75% of the issued Share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the date of the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, approximately 66.39% of the issued Share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will result in less than 25% of the issued Share capital of the Company held in public hands.

SHARE PURCHASE MADE BY THE COMPANY

No purchase of Shares has been made by the Company on the Stock Exchange or otherwise in the six months immediately preceding the Latest Practicable Date.

APPENDIX III	GENERAL INFORMATION

DISCLOSURE OF INTERESTS

(a)               Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or short positions of the Directors in the Shares, underlying Shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

							Percentage of
							Aggregate
							Interests to
							Total Issued
							Share Capital
			Number of	Derivatives			of the
	Long/Short	Nature of	Ordinary	Share		Total	Company
Name of Director	Position	Interests	Shares held	Options	Other	Interests	(Note 1

Zhang Wenyi	Long Position	Beneficial	—	21,746,883	9,320,093	31,066,976	0.096%
		Owner		(Note 2)	(Note 3)
Tzu-Yin Chiu	Long Position	Beneficial	26,119,852	86,987,535	18,640,186	131,747,573	0.409%
		Owner		(Note 4)	(Note 5)
Gao Yonggang	Long Position	Beneficial	—	16,753,568	—	16,753,568	0.052%
		Owner		(Note 6)
Chen Shanzhi	Long Position	Beneficial	—	3,145,319	—	3,145,319	0.010%
		Owner		(Note 7)
Lawrence Juen-Yee	Long Position	Beneficial	—	4,492,297	—	4,492,297	0.014%
Lau		Owner		(Note 8)
William Tudor Brown	Long Position	Beneficial	—	4,492,297	—	4,492,297	0.014%
		Owner		(Note 9)
Sean Maloney	Long Position	Beneficial	—	4,490,377	—	4,490,377	0.014%
		Owner		(Note 10)
Frank Meng	Long Position	Beneficial	—	4,471,244	—	4,471,244	0.014%
		Owner		(Note 11)
Lip-Bu Tan	Long Position	Beneficial	—	4,634,877	—	4,634,877	0.014%
		Owner		(Note 12)

Notes:

1.                       Based on 32,228,587,398 Ordinary Shares in issue as at the Latest Practicable Date.

2.                      On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

APPENDIX III	GENERAL INFORMATION

3.                       On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which will vest on each anniversary of June 30, 2011, will be fully vested on June 30, 2015. As of the Latest Practicable Date, 50% of Mr. Zhang’s Restricted Share Units were vested, but none of these Restricted Share Units have been exercised.

4.                       On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

5.                       On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which will vest on each anniversary of August 5, 2011, will be fully vested on August 5, 2015. As of the Latest Practicable Date, 50% of Dr. Chiu’s Restricted Share Units were vested and exercised, and thus 18,640,186 Ordinary Shares were issued to him.

6.                       These options comprise: (a) options granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, and (b) options granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

7.                       On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

8.                       On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

9.                       On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

10.                 On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

11.                 On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

12.                 These options comprise: (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of his service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Share pursuant to the 2004 Stock Option Plan, which will expire on

APPENDIX III	GENERAL INFORMATION

the earlier of February 16, 2019 or 120 days after termination of his service as a Director to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price of US$0.132 per Share pursuant to the 2004 Stock Option Plan, which were fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options have been exercised.

(b)                Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

			Percentage of			Percentage of
			Ordinary			Aggregate
			Shares Held to			Interests to
			Total Issued			Total Issued
			Share Capital			Share Capital
		Number of	of the			of the
	Long/Short	Ordinary	Company			Company
Name of Shareholder	Position	Shares held	(Note 1)	Derivatives	Total Interests	(Note 1

Datang Telecom Technology &	Long position	6,116,138,341	18.98%	531,481,129	6,647,619,470	20.63%
Industry Holdings Co., Ltd.		(Note 2)		(Note 3)
(“Datang Telecom”)

China Investment Corporation	Long Position	3,605,890,530	11.19%	313,437,589	3,919,328,119	12.16%
(“CIC”)		(Note 4)		(Note 5)

Notes:

(1)                   Based on 32,228,587,398 Ordinary Shares in issue as at the Latest Practicable Date.

(2)                   All such shares are directly held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly-owned subsidiary of Datang Telecom.

(3)                   On 18 December, 2013, the Company entered into a subscription agreement (the “Datang Further Subscription Agreement”) with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (the “Datang Pre-emptive Bonds”) which are convertible into 531,481,129 Ordinary Shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 531,481,129 underlying Shares under the SFO. The Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of Shares upon conversion of the Datang Pre-emptive Bonds under the special mandate were approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on 17 February 2014 (“EGM”). The completion of the issue of the Datang Pre-emptive Bonds is expected to take place on a date no later than 30 May 2014.

(4)                   All such shares are directly held by Country Hill Limited (“Country Hill”) which is a wholly-owned subsidiary of Bridge Hill Investments Limited, which in turn is a subsidiary controlled by CIC.

APPENDIX III	GENERAL INFORMATION

(5)          On 18 December 2013, the Company entered into a subscription agreement (the “Country Hill Further Subscription Agreement”)with Country Hill, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (the “Country Hill Pre-emptive Bonds”) which are convertible into 313,437,589 Ordinary Shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 underlying Shares under the SFO. The Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds and the allotment and issue of Shares upon conversion of the Country Hill Pre-emptive Bonds were approved by the independent shareholders of the Company at the EGM. The Completion of the issue of the Country Hill per-emptive Bonds is expected to take place on a date no later than 30 May 2014.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2013, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)           none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)          Save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom, a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)           none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)          none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

APPENDIX III	GENERAL INFORMATION

EXPERTS AND CONSENTS

The following are the qualifications of the Independent Financial Adviser which has given opinions or advice contained in this circular:

Name                                                                                Qualifications

Gram Capital                                  a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO

As at the Latest Practicable Date, Gram Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its statements, letter, report and opinion (as the case may be) as set out in this circular and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, Gram Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Gram Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2013, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Gram Capital dated 28 May 2014 is given on pages 14 to 22 for incorporation herein.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 28 May 2014 to 10 June 2014 (both days inclusive):

(a)                the memorandum and articles of association of the Company;

(b)               the letter from the Independent Board Committee, the text of which is set out in this circular;

(c)                the letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(d)               the written consent of Gram Capital referred to in this appendix; and

(e)                this circular.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Friday, 27 June 2014 at 9 : 00 a.m. for the purpose of transacting the following businesses:

ORDINARY BUSINESSES

1.                    To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (“Director(s)”) and the auditors of the Company for the year ended 31 December 2013.

2.                    (a)              To re-elect Mr. Zhang Wenyi as an executive Director.

(b)                To re-elect Dr. Tzu-Yin Chiu as an executive Director.

(c)                 To re-elect Dr. Gao Yonggang as an executive Director.

(d)              To re-elect Mr. William Tudor Brown as an independent non-executive Director.

(e)               To re-elect Mr. Sean Maloney as an independent non-executive Director.

(f)                To authorize the board of Directors (the “Board”) to fix their remuneration.

3.                    To appoint Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the audit committee of the Board to fix their remuneration.

*                  for identification purpose only

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL BUSINESSES

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.                    “THAT:

(A)             subject to paragraph (B) below, the exercise by the Board during the Relevant Period (as defined below) of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares (as defined below) and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)              the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)                    a Rights Issue (as defined below); or

(ii)                any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s (i) 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and 2004 Equity Incentive Plan, and (ii) 2014 Stock Option Plan, 2014 Employee Stock Purchase Plan and 2014 Equity Incentive Plan (“2014 Equity Incentive Plan”) adopted by the Company at the annual general meeting of the Company held on 13 June 2013 (“2013 AGM”); or

(iii)            the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

NOTICE OF ANNUAL GENERAL MEETING

(iv)            any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the articles of association of the Company (the “Articles of Association”) from time to time, shall not exceed the aggregate of:

(a)           twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4 (the “Issue Mandate Limit”); and

(b)          (if the Board is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4), and the said approval shall be limited accordingly;

(C)              for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe for or purchase Shares attached to any Shares (“Convertible Shares”) issued pursuant to this resolution shall, to the extent of the amount of the aggregate nominal share capital of such new Shares to be issued that is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D)             for the purpose of this Resolution 4:

(i)                    “Relevant period” means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a)           the conclusion of the next annual general meeting of the Company;

(b)          the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by law to be held; or

(c)           the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)                “Rights Issue” means an offer of Shares open for a period fixed by the Board to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which

NOTICE OF ANNUAL GENERAL MEETING

carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii)            “Ordinary Shares” means the ordinary shares of par value U$0.0004 each in the capital of the Company;

(iv)            “Preferred Shares” means the preferred shares of par value of US$0.0004 each in capital of the Company; and

(v)                “Shares” means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe for or purchase shares in the Company.”

5.                    “THAT:

(A)             subject to paragraph (B) below, the exercise by the Board during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)              the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

(C)              for the purpose of this Resolution 5:

(i)                    “Relevant Period” means the period from (and including) the passing of this Resolution 5 until the earlier of:

(a)           the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(b)          the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)           the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii)                “Shares” means shares of all classes in the capital of the Company (including but not limited to ordinary shares of par value US$0.0004 each in the capital of the Company and preferred shares of par value US$0.0004 each in the capital of the Company) and warrants and other securities which carry a right to subscribe for or purchase shares in the Company.”

6.                   “THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.”

7.                    “THAT:

(A)             the grant of 2,910,836 restricted share units to Dr. Gao Yonggang, an executive Director, in accordance with the terms of the 2014 Equity Incentive Plan (the “Grant”), subject to all applicable laws, rules, regulations and the applicable award document(s), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(B)              any one or more of the Directors be and is/are hereby authorized to exercise the powers of the Company to allot and issue the Ordinary Shares pursuant to the Grant (the “Award Shares”) under the specific mandate granted to the Directors by the shareholders of the Company at the 2013 AGM, in accordance with the terms of the 2014 Equity Incentive Plan, such that the Award Shares shall rank pari passu in all respects among themselves and with the existing Ordinary Shares in issue at the date of the allotment and issuance of the Award Shares, and that he/she/they, be and is/are hereby authorized to take such actions, do such things, which in their opinion may be necessary, desirable or expedient for the purpose of giving effect to and/or to implement the transactions contemplated in this Resolution 7; and

NOTICE OF ANNUAL GENERAL MEETING

(C)              any one or more of the Directors be and is/are hereby authorized to do all such acts and things and execute all such documents which he/she/they consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Grant and the transactions contemplated thereunder.”

By Order of the Board
Semiconductor Manufacturing International Corporation
Gareth Kung
Company Secretary

Shanghai, 28 May 2014

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

P.O. Box 309

Ugland House,

Grand Cayman, KY1-1104

Cayman Islands

As at the date of this notice, the Board comprises three executive Directors, namely Mr. Zhang Wenyi (Chairman), Dr. Tzu-Yin Chiu (Chief Executive Officer) and Dr. Gao Yonggang (Chief Financial Officer); three non-executive Directors, namely Dr. Chen Shanzhi (Mr. Li Yonghua as his Alternate), Professor Lawrence Juen-Yee Lau (Dr. Datong Chen as his Alternate) and Mr. Zhou Jie; and four independent non-executive Directors, namely Mr. William Tudor Brown, Mr. Sean Maloney, Mr. Frank Meng and Mr. Lip-Bu Tan.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.                    A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one Share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.                    To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a form of proxy is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s branch share registrar with the form of proxy, except that the power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.                    The register of members of the Company will be closed from 25 June 2014 to 27 June 2014 (both days inclusive), during which period no transfer of shares in the Company will be registered. In order to qualify for attending and voting at the meeting, all transfers, accompanied by the relevant certificates, must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 24 June 2014. All persons who are registered holders of the Shares on 27 June 2014, the record date for the meeting, will be entitled to attend and vote at the meeting.

4.                    In relation to Resolution 2, four Class I Directors, namely Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown, and one Class III Director, Mr. Sean Maloney, will retire from office at the meeting and, being eligible, offer themselves for re-election as Directors pursuant to the relevant provisions of the Articles of Association. Details of their information are set out in Appendix I to the circular of the Company dated 28 May 2014.

5.                    In relation to Resolution 5, an explanatory statement is set out in Appendix II to the circular of the Company dated 28 May 2014.

6.                    The voting at the meeting will be taken by a poll.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

		FOR	AGAINST		FOR	AGAINST		FOR	AGAINST

	Res. 1	☐	☐	Res. 2(d)	☐	☐	Res. 4	☐	☐

	Res. 2(a)	☐	☐	Res. 2(e)	☐	☐	Res. 5	☐	☐

	Res. 2(b)	☐	☐	Res. 2(f)	☐	☐	Res. 6	☐	☐

	Res. 2(c)	☐	☐	Res. 3	☐	☐	Res. 7	☐	☐

Address Change	☐ Mark box, sign and indicate changes/comments below:						Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions marked above.			☐

							Sign Below		Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation (“Company”)

ORDINARY RESOLUTIONS

1.

To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (‘‘Director(s)’’) and the auditors of the Company for the year ended 31 December 2013.

2.	(a)	To re-elect Mr. Zhang Wenyi as an executive Director.
	(b)	To re-elect Dr. Tzu-Yin Chiu as an executive Director.
	(c)	To re-elect Dr. Gao Yonggang as an executive Director.
	(d)	To re-elect Mr. William Tudor Brown as an independent non-executive Director.
	(e)	To re-elect Mr. Sean Maloney as an independent non-executive Director.
	(f)	To authorize the board of Directors (the ‘‘Board’’) to fix their remuneration.

3.

To appoint Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the audit committee of the Board to fix their remuneration.

4.

To grant a general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution.#

5.	To grant a general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.#

6.

Conditional on the passing of Resolutions 4 and 5, to authorize the Board to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.#

7.	To approve, confirm and ratify the grant of 2,910,836 restricted share units to Dr. Gao Yonggang, an executive Director, and the transactions contemplated thereunder.#

# The full text of the resolution is set out in the Notice of Annual General Meeting of the Company dated 28 May 2014.

Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507		Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Friday, June 27, 2014, at 9:00 a.m. (Shanghai time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., June 20, 2014. Only the registered holders of record at the close of business on May 27, 2014, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of May 27, 2014, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 12:00 p.m., June 20, 2014.

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/eng/investors/ir_filings.php. If you wish to obtain a hard copy of the Notice of Annual General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 4th June, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director